FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For October 19, 2005

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: November 14, 2005

By: /s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101 – 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069

Gentry Achieves Record Cash Flow, Production and Earnings for the Third Quarter

Calgary, Alberta, November 14, 2005 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and nine months ended September 30, 2005.

FINANCIAL HIGHLIGHTS

♦

For the three months ended September 30, 2005, gross revenue was $17,685,066 or 121% higher than the $8,019,911 recorded a year ago. Gentry’s gross revenue for the nine months ended September 30, 2005 was $42,500,603 or 89% higher than the $22,523,951 in the comparative period of 2004.

♦

For the three months ended September 30, 2005 cash flow was $10,091,161 ($0.26 per share) up 161% from $3,870,522 ($0.11 per share) in the comparative three month period. Cash flow for the first nine months of 2005 was $22,467,117 ($0.58 per share), 117% higher than $10,355,735 ($0.34 per share) in the same period of 2004.

♦

Net income in the third quarter of 2005 was up 289% to $4,335,631 ($0.11 per share) from $1,114,741 ($0.03 per share) in the third quarter of 2004. The Company’s net income for the nine months ended September 30, 2005 increased to $7,465,315 ($0.19 per share) up 157% from the $2,900,374 ($0.09 per share) recorded in the first nine months of 2004.

♦

Gentry’s capital program for the most recent quarter was $9,873,485 compared to the $23,231,544 spent in the third quarter of 2004. For the nine-month period ended September 30, 2005, Gentry’s capital expenditures were $34,111,589 versus $32,306,410 in the comparative period.

♦

The September 30, 2005 net debt of $31,469,336 is equivalent to less than 10 months of annualized third quarter cash flow.

OPERATIONAL HIGHLIGHTS

♦

Average daily production for the third quarter of 2005 increased 50% to 3,154 boe/d from 2,100 boe/d recorded in the corresponding period in 2004.  Average daily production for the first nine months increased by 53% to 3,088 boe/d from 2,015 boe/d recorded in the comparative period of 2004.

♦

Average daily crude oil and natural gas liquids production for the third quarter of 2005 increased by 60% to 1,291 bbls/d from 808 bbls/d recorded in the corresponding period in 2004.  Natural gas production for the quarter increased 44% to 11,177 mcf/d from 7,753 mcf/d in the comparative quarter.

♦

 Average daily crude oil and natural gas liquids production for the nine months ended September 30, 2005 increased 54% to 1,277 bbls/d from 829 bbls/d recorded for the same time frame in 2004.  Natural gas production for the first nine months of the year was 10,860 mcf/d, up 53% from 7,114 mcf/d a year ago.

♦

The Company’s current production is approximately 3,800 boe/d based on field receipts and estimates, weighted 55% toward natural gas.  The Company’s major tie-in projects in the Tide Lake area of Princess are expected to be completed within the next two weeks.

♦

Construction of the previously announced Princess Sour Gas Plant commenced on October 27, 2005.  Once this plant is fully operational, Gentry will be able to add an additional 500 boe/d of production which is currently shut in.

♦

Gentry achieved a 93% success rate (89% net) in its third quarter drilling program.  Of the 31 wells (17.4 net) drilled, six (4.2 net) were cased for gas, eight (7.0 net) were cased for oil and two (1.8 net were abandoned, one (0.5 net) was an injector and 14 (4.0 net) were suspended pending completion work. The successful wells should all be on production by early 2006.  For the nine months ended September 30, 2005, the Company achieved a 95% success rate (93% net) from a total of 59 wells (38.3 net) drilled.

♦

Gentry drilled a significant discovery well in late October in the Whitecourt area of Alberta.   This well should be on production early in the first quarter of 2006, pending the completion of an anticipated three kilometer pipeline.

♦

With additional production from tie-in programs, completion of facilities, and the optimization from new wells, the Company expects to exit the year at production rates of 4,600 to 4,800 boe/d range.

	Three months ended September 30			Nine months ended September 30
	2005	2004	change	2005	2004	change
Financial
Revenue	$17,685,066	$8,019,911	121%	$42,500,603	$22,523,951	89%
Cash flow	10,091,161	3,870,522	161%	22,467,117	10,355,735	117%
Per share – basic	0.26	0.11	136%	0.58	0.34	71%
Per share – diluted	0.25	0.11	127%	0.56	0.32	75%
Net income	4,335,631	1,114,741	289%	7,465,315	2,900,374	157%
Per share – basic	0.11	0.03	267%	0.19	0.09	111%
Per share – diluted	0.11	0.03	267%	0.18	0.09	100%
Net capital expenditures	9,873,485	23,231,544	(57)%	34,111,589	32,306,410	6%
Net debt	31,469,336	23,576,634	33%	31,469,336	23,576,634	33%
Shares outstanding, weighted average	38,771,664	33,893,115	14%	38,720,672	30,550,047	27%
Shares outstanding, diluted	40,602,881	35,128,031	16%	40,467,494	31,989,472	27%
Production
Oil & liquids (bbls/d)	1,291	808	60%	1,277	829	54%
Gas (mcf/d)	11,177	7,753	44%	10,860	7,114	53%
Barrels of oil equivalent	3,154	2,100	50%	3,088	2,015	53%
Average Prices
Oil & liquids per barrel	$64.54	$46.76	38%	$52.88	$42.70	24%
Gas per mcf	9.74	6.37	53%	8.11	6.58	23%
Barrel of oil equivalent	60.95	41.50	47%	50.42	40.81	24%
Operating Netbacks
Oil & liquids per barrel	$41.48	$27.67	50%	$30.84	$23.82	29%
Gas per mcf	6.18	4.20	47%	5.19	4.19	24%
Oil equivalent per boe	38.89	26.13	49%	31.04	24.61	26%

Cash Flow per boe	34.78	20.03	74%	26.65	18.76	42%
Net Income per boe	14.94	5.77	159%	8.86	5.25	69%

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

During the third quarter of 2005, Gentry’s major capital programs were concentrated on monetizing the very successful second and third quarter drilling programs in the Company’s core areas of Princess and Sedalia.  As was the case late in the second quarter, weather played havoc with the Company’s operations throughout the third quarter to the extent that Gentry’s pipeline projects, the key focus of Gentry’s near term production growth, were materially affected.  As a direct result of these weather delays in Southern Alberta, rescheduling trades and equipment became problematic and added further delays to our numerous pipeline projects.  Fortunately we have entered into the winter season, so previously water saturated ground is starting to freeze which will allow Gentry to complete our numerous tie-in projects.

During the third quarter, the Company’s production averaged 3,154 boe/d which, for the reasons stated above, fell short of corporate objectives.  Gentry's current production is approximately 3,800 boe/d and it is fully confident that its previously stated year end production exit objectives of 4,600 to 4,800 boe/d will be attained once the West Tide Lake Pekisko oil wells are brought onstream and have achieved stabilized productivity levels.

OPERATIONAL REVIEW

In the third quarter, the Company  drilled a total 31 wells (17.4 net) yielding eight oil wells (7.0 net), six gas wells (4.2 net), two abandoned wells (1.8 net), one injection well (0.5 net) and 14 suspended wells (4.0 net) pending completion work.  Of note, 13 of the 14 suspended wells are part of an 18 well program at the Company’s West Provost property in southern Alberta.

Once again, Princess dominated the Company’s drilling program where 10 wells were drilled (8.3 net) yielding eight oil wells (7.0 net), one gas well (0.8 net), and one injection well (0.5 net).  The next most active area for Gentry’s drilling program was the Whitecourt area, where the Company drilled three wells (0.9 net) yielding two successful gas wells (0.5 net) and one suspended well (0.4 net).  Two wells were drilled in the Sedalia area (2.0 net) yielding two gas wells.  The 16 remaining wells (6.3 net) were drilled in other areas and yielded one gas well (1.0 net), two abandoned wells (1.8 net) and 13 (3.6 net) suspended wells from the West Provost program, which are being drilled and completed on a project basis. The Company enjoyed a 93% success rate (89% net) for its third quarter drilling campaign.

Regarding year to date drilling programs, the Company has drilled or participated in a total of 59 wells (38.3 net) yielding 16 oil wells (14.2 net), 21 gas wells (14.1 net), three abandoned wells (2.5 net), two injection wells (1.5 net) and 17 suspended wells (6.1 net).  The Company has achieved a    95% success rate (93% net) for the nine month period ending September 30, 2005.

Princess

The Company’s key goal for the third quarter was to tie-in its recently drilled 14 oil and associated gas wells in the West Tide Lake area of Princess.  These wells were divided into five tie-in projects with each project producing to its own separator leading to the 15,000 barrels of fluid per day West Tide Lake Battery.  Tie-in of these wells, which were drilled between May and August of this year, was expected by late summer but delayed by wet weather conditions.  Production from the first tie-in project was realized in October while the last project is scheduled for completion by the end of November.

Construction of the previously announced Princess Sour Gas Plant is well underway.  The amine/refrigeration unit has been placed on piles, compression is expected to be installed the week of November 14 and the incineration unit is expected to be in place by the first week of December.  Gentry’s Nisku gas production, which is pipelined to the plant site, is shut in for safety reasons during this construction period.  Once the plant is fully operational, the Company anticipates putting on stream an additional 500 boe/d of production.

As a result of the pending Sour Gas Plant start up, Gentry is now in the position to drill additional wells and further its exploration efforts, including 3D seismic, in proving other Nisku locations in the Princess area.  In addition to two Devonian gas targets ready for licensing, the Company has a further 34 drilling locations targeting Cretaceous gas, Mississippian oil and associated gas, and Mississippian non-associated gas.  These wells will be drilled over the next year and will benefit from having three gas processing facilities.  Sour gas will be processed at either the Bantry Sour Plant or the Princess Sour Plant, while sweet gas will be processed at either one of the sour plants or through Gentry’s 100% sweet plant in the West Tide Lake area.

Sedalia

The Company focused its Sedalia program in the southwest portion of its large 110 section land block.  Two 100% wells were drilled late in the third quarter and both were cased as gas wells.   Drilling continued early in the fourth quarter with nine more wells being drilled, all of which were cased as gas wells.  Nine wells of the 11-well program will be tied into one underutilized infrastructure system and compressor station.  The Company expects this project should progress at an aggressive pace with production slated to commence in the first quarter of 2006.

Current production at Sedalia is 550 boe/d with behind pipe gas, ready to be turned on, of approximately 125 boe/d.  The Company has a further 28 wells, with 40 potential producing zones, that are scheduled to be drilled over the next six to 12 months.  All of these wells are located on the Company’s current seismic coverage.

Whitecourt

Gentry participated in three wells (0.9 net) in the Whitecourt area in the third quarter.  Two wells (0.5 net) are cased as gas wells and a third well (0.4 net) sits suspended.  One of the wells encountered a significant gas zone which will have a positive impact on Gentry’s Whitecourt production.  Additional drilling locations have been identified as a result of this new well and further drilling is anticipated in the first quarter of 2006.

Outlook

The Company will continue with its aggressive drilling programs for the remainder of the year and into the next year.  Gentry has invested heavily in capital projects over the past nine months and is presently focused on getting production equipment running at capacity and completing the backlog of  tie-in projects that resulted from rain delays over the past two quarters.

As mentioned in the drilling summary, the Company has recently participated in a multi well drilling program in the Provost area, targeting upper Cretaceous gas.  This program targets regional sand reservoirs that extend over most of the 91 sections of the gas unit.  This resource play, in which Gentry holds a 27.3% interest, will garner more attention from Gentry over the next several quarters as the Company is developing exploration opportunities outside the gas unit.

Gentry is on track for its most aggressive and successful drilling program in its history.  At the time of writing this report, the Company has drilled or participated in 74 wells (48.9 net).  This compares to 52 wells (33.5 net) in all of 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

This MD&A has been prepared as of November 09, 2005.

Revenue, Production and Pricing

Gross production revenue increased 89% to $42.50 million in the first nine months of 2005 from $22.52 million recorded in the first nine months of last year.  The rise in oil and liquids volumes contributed $5.20 million to this increase while higher gas volumes contributed $6.68 million.  Increases in pricing levels also had a positive effect on revenue.  The higher oil & liquids pricing boosted revenue by $3.56 million while the increase in natural gas prices boosted revenue by $4.54 million.

When comparing the quarterly figures, gross production revenue was $17.69 million for the three months ended September 30, 2005 versus $8.02 million a year ago.  The increase in oil and ngls volumes boosted revenue by $2.08 million, while the increase in gas volumes boosted revenue by $2.01 million.  As with the year to date figures, changes in commodity prices also had a positive effect on revenue.  The increase in crude oil and liquids pricing had the effect of raising revenue by $2.11 million while the increase in natural gas prices raised revenue by $3.47 million.

Gentry has not entered into any forward contracts to lock-in commodity prices.

	Three months ended			Nine months ended
	Sep 30/05	Sep 30/04	Change	Sep 30/05	Sep 30/04	Change
Oil and Liquids
Revenue ($000’s)	7,665	3,477	120%	18,441	9,696	90%
Volumes (bbls/d)	1,291	808	60%	1,277	829	54%
Pricing ($/bbl)	64.54	46.76	38%	52.88	42.70	24%
Natural Gas
Revenue ($000’s)	10,020	4,543	121%	24,060	12,828	88%
Volumes (mcf/d)	11,177	7,753	44%	10,860	7,114	53%
Pricing ($/mcf)	9.74	6.37	53%	8.11	6.58	23%
Oil Equivalent
Revenue ($000’s)	17,685	8,020	121%	42,501	22,524	89%
Volumes (boe/d)	3,154	2,100	50%	3,088	2,015	53%
Pricing ($/boe)	60.95	41.50	47%	50.42	40.81	24%

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), for the nine months ended September 30, 2005 increased to $7.92 million from $4.35 million in the comparative period.  Expressed as a percentage of production, oil and liquids royalties were 20.4% in 2005 versus 19.7% a year ago.  Gas royalties were 17.3% versus 19.0% in the comparative period.  On a boe basis, the percentages were 18.6% in 2005 and 19.3% in 2004.

For the three months ended September 30, 2005, Gentry’s royalties, net of ARTC, were $3.24 million compared to $1.57 million for the three months ended September 30, 2004.  Oil and liquids royalties were 18.1% of their production versus 21.8% a year ago while gas royalties were 18.5% compared to 17.8% in the third quarter of 2004.  On a boe basis, royalties for the quarter ended September 30, 2005 were 18.3% versus 19.5% in the comparative period.

Production Expenses

The Company’s gross production expense increase to $8.41 million from $4.59 million a year ago, with Princess and Sedalia accounting for most of this increase.  On a unit basis, costs increased to $9.98/boe compared to $8.32/boe a year earlier.

On a quarterly basis, production expenses were $3.16 million for the three months ended September 30, 2004 compared to $1.40 million a year earlier.  These figures equate to $10.89/boe and $7.27/boe respectively.

Costs at Princess and Sedalia have increased due to start up costs associated with new wells and initial production in both areas.  In addition, savings achieved at Princess as a result of new oil batteries and facilities were offset by higher trucking and transportation costs as the Company changed its crude oil delivery location in order to receive a greater sales price and enhance its overall netbacks in the area.  Increased costs at the Company’s non-operated properties in Saskatchewan also contributed to the rise in expenses.

General and Administrative Expenses

Gentry’s general and administrative expenses increased 8% to $2.22 million in the first nine months of 2005 from $2.06 million in the first nine months of 2004.  On a barrel of oil equivalent basis however, general and administrative expenses decreased 29% to $2.63/boe from $3.73/boe in the comparative period.

For the three months ended September 30, 2005, general and administrative expenses were $767 thousand compared to $654 thousand in the third quarter of 2004.  On a unit measurement basis, costs were $2.64/boe and $3.39/boe respectively.  As Gentry grows its production, we fully expect the reduction in the boe figures to continue.

Interest Expense

Gentry’s interest expense was $1.05 million in the first nine months of 2005 versus $460 thousand in the first nine months of 2004.  The 2005 figure reflects a greater utilization of the Company’s credit facilities while the 2004 figure benefited from the temporary application to debt of the proceeds from a $12.5 million financing in May 2004.

Quarterly figures for interest expense were $360 thousand for the most recent quarter and $259 thousand for the quarter ended September 30, 2004.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion charges for the first nine months of this year totaled $10.83 million compared to $6.11 million a year ago.  Increases are expected to continue as the Company grows its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $12.85/boe compared to $11.07/boe the previous year.  The depletion rate increased to 11.15% from 9.62% in the comparative period.

For the three month period ended September 30, 2005 the charge for depletion, depreciation and accretion was $3.54 million compared to $2.26 million a year ago.  This computes to $12.19/boe and $11.72/boe respectively.

Income Taxes

Gentry’s current income tax expense for the first nine months of 2005 decreased to $433 thousand from $710 thousand in the comparative period of 2004.  Future taxes increased, rising to $3.63 million from $1.12 million in the comparative period.  The overall increase in taxes is a result of the greater profitability of the Company.

For the quarter ended September 30, 2005 current and future taxes were $66 thousand and $2.01 million respectively.  This compares with $265 thousand and $398 thousand for the quarter ended September 30, 2004.

The decrease in current taxes is the result of the amalgamation of Gentry Resources Ltd with its wholly owned subsidiary Gentry Resources (Saskatchewan) Ltd at the start of the second quarter, which allowed for certain tax pools to be more efficiently applied against the Company’s consolidated income.

Cash Flow and Earnings

January through September 2005 cash flow from operations rose 117% to $22.47 million from $10.36 million in comparative period.  This amounts to $0.58 per share ($0.56 diluted) in 2005 versus $0.34 per share ($0.32 diluted) during the first nine months of 2004.  Greater net production revenues enabled the Company to achieve this increase.

July through September 2005 cash flow was $10.09 million versus $3.87 million a year ago.  The per share numbers were $0.26 ($0.25 diluted) in 2005 and $0.11 ($0.11 diluted) in 2004.

Net income increased to $7.47 million in the first nine months of 2005 from $2.90 million in the first nine months of 2004 as the increase in cash flow was a large contributor to the bottom line.

The net income per share numbers were $0.19 ($0.18 diluted) in 2005 versus $0.09 ($0.09 diluted) in 2004.

For the third quarter of 2005, net income was $4.34 million or $0.11 per share ($0.11 diluted).  This is 289% higher than the third quarter of 2004, when net income was $1.11 million or $0.03 per share ($0.03 diluted).

Netbacks

	Three months ended		Nine months ended
($/boe)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04
Selling Price	$60.95	$41.50	$50.42	$40.81
Royalties (net of ARTC)	(11.17)	(8.10)	(9.40)	(7.88)
Operating Costs	(10.89)	(7.27)	(9.98)	(8.32)
Operating Netbacks	38.89	26.13	31.04	24.61
Administration	(2.64)	(3.39)	(2.63)	(3.73)
Interest	(1.24)	(1.34)	(1.24)	(0.83)
Current Taxes	(0.23)	(1.37)	(0.52)	(1.29)
Cash Flow	$34.78	$20.03	$26.65	$18.76

Capital Expenditures

Net capital expenditures increased 6% to $34.11 million from the $32.31 million incurred in the comparative nine-month period.  Capital expenditures for the third quarter of 2005 were $9.87 million versus $23.23 million for the third quarter of 2004.  A breakdown of the capital expenditures is shown below.

	Three months ended		Nine months ended
($000’s)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04
Drilling and completions	$6,343	$1,674	$14,128	$5,375
Facilities and equipping	1,385	1,473	7,735	3,195
Land and seismic	1,832	3,149	3,696	6,203
Acquisitions, net	-	16,650	7,648	16,530
Capitalized expenses	306	184	880	716
Other	7	102	25	287
	$9,873	$23,232	$34,112	$32,306

Liquidity and Capital Resources

Gentry began 2005 with 38,471,234 common shares outstanding.  During the first three quarters, the Company has issued 457,834 common shares pursuant to the exercise of stock options ($0.85 per share); 28,179 shares pursuant to the Employee Share Ownership Plan ($4.49 per share); and repurchased 106,900 shares ($4.27 per share) pursuant to the Company’s normal course issuer bid.  As a result of these changes, Gentry ended the first nine months of the year with 38,850,347 common shares issued and outstanding.

As of the date of this MD&A, Gentry has 38,853,365 common shares outstanding.  A further 2,693,000 shares are reserved for issuance pursuant to outstanding stock option agreements.

Largely as a result of Gentry’s intensive capital program, the Company’s net debt increased to $31.47 million on September 30, 2005 from $19.73 million at the start of the year.  Gentry’s credit limit currently stands at $40 million with the next review to be undertaken on or before April 30, 2006.

Selected Quarterly Information

The following table summarizes selected quarterly information from the past eight quarters:

NOTES TO THE SEPTEMBER 30, 2005 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2004 with the exception of those disclosed in Note 1(a) below.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2004.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gentry Resources (West Africa) Inc., which is inactive and has no production operations.  Effective April 1, 2005, the Company was amalgamated with it’s wholly owned subsidiaries, Gentry Resources (Saskatchewan) Ltd. and Gentry Income Funds Inc.

2.

BANK DEBT

The Company has an uncommitted demand revolving credit facility to a maximum of $40,000,000.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate.  The facility is secured by a general assignment of book debts, a $50,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The Company must comply with certain reporting requirements and reserves based covenants.  The credit facility is subject to review on a semi-annual basis, with the next review undertaken on or before April 30, 2006.

3.

ASSET RETIREMENT OBLIGATION

The following table summarizes changes in the asset retirement obligations:

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $6,496,739 (December 31, 2004 - $4,972,730).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2004 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 5.25%.  As at September 30, 2005, no funds have been set aside to settle these obligations.

4.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

5.

STOCK-BASED COMPENSATION EXPENSE

The fair value of stock options granted during 2005 was estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate of 3.12 to 3.48%

Expected life of options of 3.5 to 4.5 years

Expected volatility of 67.47% to 70.69%

Expected dividend rate of 0%

Fair value per option granted of $2.13 to $2.93

Compensation costs of $477,804 for the nine months ended September 30, 2005 (2004 - $167,851) and $180,436 for the three months ended September 30, 2005 (2004 - $72,637) have been expensed and have resulted in corresponding increases in contributed surplus in the respective periods.

6.

COMPARATIVE FINANCIAL STATEMENTS

Certain figures in the comparative financial statements have been reclassified to be consistent with presentation in the current period.

Corporate Information

directors

HUGH G. ROSS

President & Chief Executive Officer

Gentry Resources Ltd.

Calgary, Alberta

MICHAEL HALVORSON

President

Halcorp Capital Ltd.

Edmonton, Alberta

A. BRUCE MACDONALD

President

Stoneyfell Investments Ltd.

Calgary, Alberta

GEORGE T. HAWES

President

G. T. Hawes & Co., Inc.

Plandome, New York

WALTER O’DONOGHUE

Counsel

Bennett Jones LLP

Calgary, Alberta

officers & management

HUGH G. ROSS

President & C.E.O.

KETAN PANCHMATIA

Vice-President, Finance & C.F.O.

R. GORDON MCKAY

Chief Operating Officer

LARRY BUZAN

Vice-President, Land & Negotiations

ROBERT POOLE

Vice-President, Operations

GEORGE MAGARIAN

Vice-President, Exploration

solicitors

Blake Cassels & Graydon LLP

Calgary, Alberta

Toronto, Ontario

auditors

Collins Barrow Calgary LLP

Chartered Accountants

Calgary, Alberta

bankers

Toronto Dominion Bank

Oil & Gas Group

Calgary, Alberta

registrar & transfer agent

Computershare Trust Company

Calgary, Alberta

Toronto, Ontario

stock exchange

TSX

Trading Symbol:  GNY

head office

Suite 2500

101 – 6th Avenue SW

Calgary, Alberta  T2P 3P4

Telephone:  (403) 264-6161

Fax:  (403) 266-3069

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

NOTES TO THE SEPTEMBER 30, 2005 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. ("Gentry" or the "Company") have been prepared in accordance with generally accepted accounting principals in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2004 with the exception of those disclosed in Note 1(a) below.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2004.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gentry Resources (West Africa) Inc., which is inactive and has no production operations.  Effective April 1, 2005, the Company was amalgamated with it's wholly owned subsidiaries, Gentry Resources (Saskatchewan) Ltd. and Gentry Income Funds Inc.

2.

BANK DEBT

The Company has an uncommitted demand revolving credit facility to a maximum of $40,000,000.  The facility is available to the Company by way of prime rate based loans, bankers acceptances and letters of credit.  Interest is payable monthly at the bank's prime lending rate.  The facility is secured by a general assignment of book debts, a $50,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The Company must comply with certain reporting requirements and reserves based covenants.  The credit facility is subject to review on a semi-annual basis, with the next review undertaken on or before April 30, 2006.

3.

ASSET RETIREMENT OBLIGATION

The following table summarizes changes in the asset retirement obligations:

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $6,496,739 (December 31, 2004 - $4,972,730).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2004 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 5.25%.  As at September 30, 2005, no funds have been set aside to settle these obligations.

4.

SHARE CAPITAL

Gentry's authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

5.

STOCK-BASED COMPENSATION EXPENSE

The fair value of stock options granted during 2005 was estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate of 3.12 to 3.48%

Expected life of options of 3.5 to 4.5 years

Expected volatility of 67.47% to 70.69%

Expected dividend rate of 0%

Fair value per option granted of $2.13 to $2.93

Compensation costs of $477,804 for the nine months ended September 30, 2005 (2004 - $167,851) and $180,436 for the three months ended September 30, 2005 (2004 - $72,637) have been expensed and have resulted in corresponding increases in contributed surplus in the respective periods.

6.

COMPARATIVE FINANCIAL STATEMENTS

Certain figures in the comparative financial statements have been reclassified to be consistent with presentation in the current period.

MANAGEMENT DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as cash flow and cash flow per share. These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles ("GAAP"), and accordingly are referred to as non-GAAP measures. Cash flow and cash flow per share are used by the Company to assess operating results between years and between peer companies. Gentry's reported amounts may not be comparable to similarly titled measures reported by other companies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company's performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, and ability to access sufficient capital from internal and external sources.

This MD&A has been prepared as of November 09, 2005.

Revenue, Production and Pricing

Gross production revenue increased 89% to $42.50 million in the first nine months of 2005 from $22.52 million recorded in the first nine months of last year.  The rise in oil and liquids volumes contributed $5.20 million to this increase while higher gas volumes contributed $6.68 million.  Increases in pricing levels also had a positive effect on revenue.  The higher oil & liquids pricing boosted revenue by $3.56 million while the increase in natural gas prices boosted revenue by $4.54 million.

When comparing the quarterly figures, gross production revenue was $17.69 million for the three months ended September 30, 2005 versus $8.02 million a year ago.  The increase in oil and ngls volumes boosted revenue by $2.08 million, while the increase in gas volumes boosted revenue by $2.01 million.  As with the year to date figures, changes in commodity prices also had a positive effect on revenue.  The increase in crude oil and liquids pricing had the effect of raising revenue by $2.11 million while the increase in natural gas prices raised revenue by $3.47 million.

Gentry has not entered into any forward contracts to lock-in commodity prices.

	Three months ended			Nine months ended
	Sep 30/05	Sep 30/04	Change	Sep 30/05	Sep 30/04	Change
Oil and Liquids
Revenue ($000's)	7,665	3,477	120%	18,441	9,696	90%
Volumes (bbls/d)	1,291	808	60%	1,277	829	54%
Pricing ($/bbl)	64.54	46.76	38%	52.88	42.70	24%
Natural Gas
Revenue ($000's)	10,020	4,543	121%	24,060	12,828	88%
Volumes (mcf/d)	11,177	7,753	44%	10,860	7,114	53%
Pricing ($/mcf)	9.74	6.37	53%	8.11	6.58	23%
Oil Equivalent
Revenue ($000's)	17,685	8,020	121%	42,501	22,524	89%
Volumes (boe/d)	3,154	2,100	50%	3,088	2,015	53%
Pricing ($/boe)	60.95	41.50	47%	50.42	40.81	24%

Royalties

Gentry's royalties, net of Alberta Royalty Tax Credit (ARTC), for the nine months ended September 30, 2005 increased to $7.92 million from $4.35 million in the comparative period.  Expressed as a percentage of production, oil and liquids royalties were 20.4% in 2005 versus 19.7% a year ago.  Gas royalties were 17.3% versus 19.0% in the comparative period.  On a boe basis, the percentages were 18.6% in 2005 and 19.3% in 2004.

For the three months ended September 30, 2005, Gentry's royalties, net of ARTC, were $3.24 million compared to $1.57 million for the three months ended September 30, 2004.  Oil and liquids royalties were 18.1% of their production versus 21.8% a year ago while gas royalties were 18.5% compared to 17.8% in the third quarter of 2004.  On a boe basis, royalties for the quarter ended September 30, 2005 were 18.3% versus 19.5% in the comparative period.

Production Expenses

The Company's gross production expense increase to $8.41 million from $4.59 million a year ago, with Princess and Sedalia accounting for most of this increase.  On a unit basis, costs increased to $9.98/boe compared to $8.32/boe a year earlier.

On a quarterly basis, production expenses were $3.16 million for the three months ended September 30, 2004 compared to $1.40 million a year earlier.  These figures equate to $10.89/boe and $7.27/boe respectively.

Costs at Princess and Sedalia have increased due to start up costs associated with new wells and initial production in both areas.  In addition, savings achieved at Princess as a result of new oil batteries and facilities were offset by higher trucking and transportation costs as the Company changed its crude oil delivery location in order to receive a greater sales price and enhance its overall netbacks in the area.  Increased costs at the Company's non-operated properties in Saskatchewan also contributed to the rise in expenses.

General and Administrative Expenses

Gentry's general and administrative expenses increased 8% to $2.22 million in the first nine months of 2005 from $2.06 million in the first nine months of 2004.  On a barrel of oil equivalent basis however, general and administrative expenses decreased 29% to $2.63/boe from $3.73/boe in the comparative period.

2

For the three months ended September 30, 2005, general and administrative expenses were $767 thousand compared to $654 thousand in the third quarter of 2004.  On a unit measurement basis, costs were $2.64/boe and $3.39/boe respectively.  As Gentry grows its production, we fully expect the reduction in the boe figures to continue.

Interest Expense

Gentry's interest expense was $1.05 million in the first nine months of 2005 versus $460 thousand in the first nine months of 2004.  The 2005 figure reflects a greater utilization of the Company's credit facilities while the 2004 figure benefited from the temporary application to debt of the proceeds from a $12.5 million financing in May 2004.

Quarterly figures for interest expense were $360 thousand for the most recent quarter and $259 thousand for the quarter ended September 30, 2004.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion charges for the first nine months of this year totaled $10.83 million compared to $6.11 million a year ago.  Increases are expected to continue as the Company grows its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $12.85/boe compared to $11.07/boe the previous year.  The depletion rate increased to 11.15% from 9.62% in the comparative period.

For the three month period ended September 30, 2005 the charge for depletion, depreciation and accretion was $3.54 million compared to $2.26 million a year ago.  This computes to $12.19/boe and $11.72/boe respectively.

Income Taxes

Gentry's current income tax expense for the first nine months of 2005 decreased to $433 thousand from $710 thousand in the comparative period of 2004.  Future taxes increased, rising to $3.63 million from $1.12 million in the comparative period.  The overall increase in taxes is a result of the greater profitability of the Company.

For the quarter ended September 30, 2005 current and future taxes were $66 thousand and $2.01 million respectively.  This compares with $265 thousand and $398 thousand for the quarter ended September 30, 2004.

The decrease in current taxes is the result of the amalgamation of Gentry Resources Ltd with its wholly owned subsidiary Gentry Resources (Saskatchewan) Ltd at the start of the second quarter, which allowed for certain tax pools to be more efficiently applied against the Company's consolidated income.

Cash Flow and Earnings

January through September 2005 cash flow from operations rose 117% to $22.47 million from $10.36 million in comparative period.  This amounts to $0.58 per share ($0.56 diluted) in 2005 versus $0.34 per share ($0.32 diluted) during the first nine months of 2004.  Greater net production revenues enabled the Company to achieve this increase.

July through September 2005 cash flow was $10.09 million versus $3.87 million a year ago.  The per share numbers were $0.26 ($0.25 diluted) in 2005 and $0.11 ($0.11 diluted) in 2004.

Net income increased to $7.47 million in the first nine months of 2005 from $2.90 million in the first nine months of 2004 as the increase in cash flow was a large contributor to the bottom line.

3

The net income per share numbers were $0.19 ($0.18 diluted) in 2005 versus $0.09 ($0.09 diluted) in 2004.

For the third quarter of 2005, net income was $4.34 million or $0.11 per share ($0.11 diluted).  This is 289% higher than the third quarter of 2004, when net income was $1.11 million or $0.03 per share ($0.03 diluted).

Netbacks

	Three months ended		Nine months ended
($/boe)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04
Selling Price	$60.95	$41.50	$50.42	$40.81
Royalties (net of ARTC)	(11.17)	(8.10)	(9.40)	(7.88)
Operating Costs	(10.89)	(7.27)	(9.98)	(8.32)
Operating Netbacks	38.89	26.13	31.04	24.61
Administration	(2.64)	(3.39)	(2.63)	(3.73)
Interest	(1.24)	(1.34)	(1.24)	(0.83)
Current Taxes	(0.23)	(1.37)	(0.52)	(1.29)
Cash Flow	$34.78	$20.03	$26.65	$18.76

Capital Expenditures

Net capital expenditures increased 6% to $34.11 million from the $32.31 million incurred in the comparative nine-month period.  Capital expenditures for the third quarter of 2005 were $9.87 million versus $23.23 million for the third quarter of 2004.  A breakdown of the capital expenditures is shown below.

	Three months ended		Nine months ended
($000's)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04
Drilling and completions	$6,343	$1,674	$14,128	$5,375
Facilities and equipping	1,385	1,473	7,735	3,195
Land and seismic	1,832	3,149	3,696	6,203
Acquisitions, net	-	16,650	7,648	16,530
Capitalized expenses	306	184	880	716
Other	7	102	25	287
	$9,873	$23,232	$34,112	$32,306

Liquidity and Capital Resources

Gentry began 2005 with 38,471,234 common shares outstanding.  During the first three quarters, the Company has issued 457,834 common shares pursuant to the exercise of stock options ($0.85 per share); 28,179 shares pursuant to the Employee Share Ownership Plan ($4.49 per share); and repurchased 106,900 shares ($4.27 per share) pursuant to the Company's normal course issuer bid.  As a result of these changes, Gentry ended the first nine months of the year with 38,850,347 common shares issued and outstanding.

As of the date of this MD&A, Gentry has 38,853,365 common shares outstanding.  A further 2,693,000 shares are reserved for issuance pursuant to outstanding stock option agreements.

Largely as a result of Gentry's intensive capital program, the Company's net debt increased to $31.47 million on September 30, 2005 from $19.73 million at the start of the year.  Gentry's credit limit currently stands at $40 million with the next review to be undertaken on or before April 30, 2006.

4

Selected Quarterly Information

The following table summarizes selected quarterly information from the past eight quarters:

5

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Ketan Panchmatia, Vice-President, Finance and Chief Financial Officer of Gentry Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Gentry Resources Ltd. (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present, in all material respects, the financial condition and results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date:  November 14, 2005

  signed: "Ketan Panchmatia"

Ketan Panchmatia

Vice-President, Finance &

Chief Financial Officer

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Hugh G. Ross, President and Chief Executive Officer of Gentry Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Gentry Resources Ltd. (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings, fairly present, in all material respects, the financial condition and results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date:  November 14, 2005

  signed: "Hugh G. Ross"

Hugh G. Ross

President & Chief Executive Officer